Financial Statements

September 30, 2020

Prepared For:

Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

Prepared By:

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Ave Ste 203
Clark, NJ 07066
848-467-3990

Neurotez, Inc.
September 30, 2020

Table of Contents



Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Ave Suite 203
Clark, NJ 07066

Independent Accountants' Compilation Report

February 3, 2021

To the Board of Directors
Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ

Management is responsible for the accompanying financial statements of Neurotez, Inc. (a C-corporation) which comprise the balance sheet as of September 30, 2020, and the related statement of loss, statement of changes in stockholders' deficit and statement of cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements and supplementary schedules nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Management has elected to omit substantially all the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position and results of operations. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Kleespies, Horwitz & Associates, LLC

KLEESPIES, HORWITZ & ASSOCIATES, LLC
Certified Public Accountants

Neurotez, Inc.
Balance Sheet
September 30, 2020

Assets

Current Assets		
Cash	$ 5,882	
Total Current Assets		$ 5,882
Fixed Assets		
Equipment-Lab	58,281	
Computers	280	
Total Fixed Assets	58,561	
Less: Accumulated depreciation	(58,561)	
Net Fixed Assets		-
Other Assets		
Patents, net of amortization	158,862	
Net Other Assets		158,862
Total Assets		$ 164,744

See Independent Accountant's Review Report

Neurotez, Inc.
Balance Sheet
September 30, 2020

Liabilities and Stockholders' Deficit

Current Liabilities

Accounts payable	$ 286,635	
Credit cards payable	50,625	
Accrued expenses	8,057	
Loans from stockholder	42,355	
Total Current Liabilities		$ 387,672

Long Term Liabilities

Other long term loans	26,000	
Total Long Term Liabilities		26,000
Total Liabilities		413,672

Stockholders' Deficit

Common Stock, $0.01 par value, 42,000,000 shares authorized, 11,130,136 issued & outstanding	111,301	
Additional paid-in-capital	1,266,489	
Accumulated deficit	(1,626,718)	
Total Stockholders' Deficit		(248,928)
Total Liabilities and Stockholders' Deficit		$ 164,744


Neurotez, Inc.
Statement of Loss
For the year ended September 30, 2020


Revenue		
Sales	$ 9,115	
Total Revenue		$ 9,115
Operating Expenses		
Reseach and Development	60,000	
Selling, general and administrative	71,144	
Stock based compensation	90,000	
Total Operating Expenses		221,144
Loss from Operations		(212,029)
Other Income & (Expenses)		
Emergency Disaster Relief Grant	1,000	
Interest expense	(626)	
Total Other Income & (Expenses)		374
Loss Before Income Taxes		(211,655)
Provision for Income Taxes		1,250
Net Loss		$ (212,905)

Neurotez, Inc.
Statement of Changes in Stockholders' Deficit
For the year ended September 30, 2020

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, September 30, 2019	$ 110,252	$ 1,057,765	$ (1,413,813)	$ (245,796)
Capital contributions	599	119,174	-	119,773
Stock compensation	450	89,550	-	90,000
Net loss	-	-	(212,905)	(212,905)
Balance, September 30, 2020	$ 111,301	$ 1,266,489	$ (1,626,718)	$ (248,928)

Neurotez Inc.
Statement of Cash Flows
For the year ended September 30, 2020

Cash flows from operating activities:		
Net loss	$ (212,905)	
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Amortization	22,485	
Stock based compensation	90,000	
Changes in operating assets & liabilities:		
Increase (decrease) in:		
Accrued expenses	(1,400)	
Net Cash Used In Operating Activities		$ (101,820)
Cash flows from investing activities:		
Patent expenditures	(5,094)	
Net Cash Used in Financing Activities		(5,094)
Cash flows from financing activities:		
Increase in shareholder loans	(7,260)	
Increase in paid in capital	119,773	
Net Cash Provided by Financing Activities		112,513
Net Increase in Cash		$ 5,599
Summary:		
Cash balance at beginning of year	$ 283	
Cash balance at end of year	5,882	
Net Increase in Cash		$ 5,599
Additional Information:		
Actual interest paid	-	
Actual taxes paid	1,250	

Financial Statements
Unaudited
September 30, 2019

Prepared For:

Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

Prepared By:

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066
848-467-3990

Neurotez, Inc.
September 30, 2019

Table of Contents

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066

Independent Accountant's Review Report

April 27, 2020

To Board of Directors
Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

We have reviewed the accompanying financial statements of Neurotez, Inc. (a C-corporation), which comprise the balance sheet as of September 30, 2019, and the related statements of loss and changes in stockholders' deficit and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Kleespies, Horwitz & Associates, LLC

KLEESPIES, HORWITZ & ASSOCIATES, LLC

April 27, 2020

Neurotez, Inc.
Balance Sheets **Unaudited**
September 30, 2019

<u>Assets</u>

<u>Current Assets</u>
Cash $ 283

Total Current Assets $ 283

<u>Fixed Assets</u>
Equipment-Lab   58,281
Computers   280
Total Fixed Assets   58,561
Less: Accumulated depreciation   (58,561)

Net Fixed Assets   -

<u>Other Assets</u>
Patents, net of amortization   176,253

Net Other Assets   176,253

Total Assets $ 176,536

Liabilities and Stockholders' Deficit

Current Liabilities

Accounts payable	$ 286,635	
Credit cards payable	50,625	
Accrued expenses	9,457	
Loans from stockholder	49,615	
Total Current Liabilities		$ 396,332

Long Term Liabilities

Other long term loans	26,000	
Total Long Term Liabilities		26,000
Total Liabilities		422,332

Stockholders' Deficit

Common Stock, $0.01 par value, 42,000,000 shares authorized, 11,025,250 issued & outstanding	110,252	
Additional paid-in-capital	1,057,765	
Accumulated deficit	(1,413,813)	
Total Stockholders' Deficit		(245,796)
Total Liabilities and Stockholders' Deficit		$ 176,536

Neurotez, Inc.
Statements of Loss **Unaudited**
For the year ended September 30, 2019

Revenue		
Sales	$ -	
Total Revenue		$ -
<u>Operating Expenses</u>		
Reseach and Development	5,254	
Selling, general and administrative	41,639	
Stock based compensation	319,426	
Total Operating Expenses	366,319	
Loss from Operations		(366,319)
<u>Other Expenses</u>		
Interest expense	873	
Total Other Expenses		873
Loss Before Income Taxes		(367,192)
Provision for Income Taxes		103
Net Loss		$ (367,295)

Neurotez, Inc.
Statements of Changes in Stockholders' Deficit Unaudited
For the year ended September 30, 2019

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, September 30, 2018	$ 108,645	$ 737,946	$ (1,046,518)	$ (199,927)
Capital contributions	-	2,000	-	2,000
Stock compensation	1,607	317,819	-	319,426
Net loss	-	-	(367,295)	(367,295)
Balance, September 30, 2019	$ 110,252	$ 1,057,765	$ (1,413,813)	$ (245,796)

Neurotez Inc.
Statements of Cash Flows Unaudited
For the year ended September 30, 2019

Cash flows from operating activities:				
Net loss	$	(367,295)		
Adjustments to reconcile net loss to net				
cash used in operating activities:				
Amortization		22,284		
Stock based compensation		319,426		
Changes in operating assets & liabilities:				
Increase (decrease) in:				
Accounts payable		4,281		
Accrued expenses		2,601		
Net Cash Used In Operating Activities			$	(18,703)
Cash flows from financing activities:				
Increase in shareholder loans		9,453		
Increase in notes payable		-		
Sale of common stock		-		
Increase in paid in capital		2,000		
Net Cash Provided by Financing Activities				11,453
Net Decrease in Cash			$	(7,250)
Summary:				
Cash balance at beginning of year	$	7,533		
Cash balance at end of year		283		
Net Increase in Cash			$	(7,250)
Additional Information:				
Actual interest paid		-		
Actual taxes paid		103		

Neurotez, Inc.
Notes to Financial Statements
September 30, 2019

NOTE A - NATURE OF OPERATIONS AND LIQUIDITY

1. Nature of operations:

Neurotez, Inc. ["Neurotez" or the "Company") is a privately held Delaware corporation formed to develop safe and efficacious pharmaceuticals in the CNS [Central Nervous System) space, addressing huge unmet needs harnessing knowledge and technological advancements to select for specific subpopulations. Its flagship asset involves Memtin (a derivative of Leptin) which is being developed as replacement therapy for certain Alzheimer's disease patients ["AD"), and as a preventative remedy for a subgroup of those at risk. While this program has a potential for high impact in healthcare in the short term, the building of a fully-integrated company, with a platform including discovery efforts to proof of concept clinical trials is the Company's long term aim. Neurotez plans to manufacture Memtin and initiate Single Ascending Dose and Multiple Ascending Dose safety clinical trials soon after an IND [Investigatable New Drug) is filed with the US Food and Drug Administration.

For income tax filing purposes, Neurotez, Inc. has operated as a C-Corporation since its formation on October 11, 2005.

The Company's operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to:

- the results of clinical testing and trial activities of the Company's products,
- the Company's ability to obtain regulatory approval to market its products,
- competition from products manufactured and sold or being developed by other companies,
- the price of, and demand for, Company products,
- the Company's ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products,
- and the Company's ability to raise capital.

2. Liquidity

The Company has incurred a loss from operations and has a working capital deficiency at September 30, 2019. The Company has financed its operations since inception primarily through capital contributions from certain shareholders, a bank loan, and advances from the Chief Executive Officer. The Company has also used credit card borrowings and has obtained deferred billings from certain vendors [particularly law firms) to obtain services while additional funding is being sought. The Company received grant funding in the first few years of its existence to support research and development activities, however such grants have ceased. The Company expects to continue to generate cash outflows from operations as the Company continues its research and development process.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP],

2. Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates affecting the financial statements that are particularly significant include the inputs and model assumptions related to the valuation of stock grants and the useful life of patents. Actual results could differ from those estimates.

3. Concentration of credit risk:

The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

4. Property and equipment and depreciation:

Property and equipment is stated at cost less accumulated depreciation. Depreciation was computed using the straight-line method over the estimated useful lives of the related assets. All fixed assets, which consisted primarily of lab equipment and computers, were fully depreciated prior to September 30, 2015.

5. Patents:

Patents are stated at cost less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the related assets, typically 15 years.

The Company evaluates the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. To date, there have been no such impairment losses.

6. Stock-based compensation:

The Company recognizes expense for stock-based compensation in accordance with Accounting Standards Codification ("ASC") Topic 718, *"Stock-Based Compensation"*. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires that such transactions be accounted for using a fair value based method. The estimated fair value of the stock grants is amortized over the vesting period, based on the fair value of the stock award on the date granted.

Stock-based compensation (Cont'd):

In considering the fair value of the underlying stock when the Company issues restricted stock, the Company considered several factors including the probability weighted expected funding options that the Company considers reasonably possible at various points of time. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

7. **Research and development:**

Research and development expenses consist primarily of costs associated with the preclinical studies, including obtaining the drug, and clinical trials and other expenses for research and development, supplies and development materials, costs for consultants and related research. Expenditures relating to research and development are expensed as incurred.

8. **Fair value of financial instruments:**

As of September 30, 2019, the carrying amount of the notes payable approximates the fair value of such instruments based upon the best estimate of interest rates that would be available to the Company for similar debt obligations with similar maturities.

9. **Income taxes:**

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC Topic 740, *"Income Taxes"*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in future periods.

The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial Statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.

The Company is subject to taxation in the United States and the State of New Jersey. As of September 30, 2019, the Company's tax years for September 30, 2016, 2017 and 2018 are subject to examination by the tax authorities. With few exceptions, as of September 30, 2019, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before September 30, 2016.

10. Recent accounting pronouncements:

In March 2016, the FASB issued ASU 2016-09, *"Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting"*. The amendments simplify the accounting for employee share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments also simplify two areas specific to private companies, practical expedient for expected term and intrinsic value. The ASU will be effective for annual periods beginning after December 15, 2017. The Company is in the process of assessing the impact of this ASU on the financial statements.

In August 2016, the FASB issued ASU 2016-15, *"Classification of Certain Cash Receipts and Cash Payments"*. ASU 2016-15 clarifies how certain cash receipts and payments should be presented in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2018 with early adoption permitted. The Company is in the process of evaluating the future impact of ASU 2016-15 on the financial statements.

In May 2017, the FASB issued ASU 2017-09, *"Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting"*. This update clarifies the changes to terms or conditions of a share- based payment award that require an entity to apply modification accounting. ASU 2017-09 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. Early application is permitted and prospective application is required. The Company does not expect that the adoption of this guidance will have a significant impact on the Company's financial position, results of operations or cash flows.

11. Subsequent events:

The Company has evaluated subsequent events through April 27, 2020, which is the date the financial statements were available to be issued.

NOTE C - PATENTS

Patents are amortized over 15 years and consist of the following as of September 30, 2019:

Cost	$334,274
Accumulated Amortization	(158,021)
Net Value	$176,253

Amortization expense for the year ended September 30, 2019 was $22,284.

C – PATENTS (CONT'D)

Expected amortization over the next five years is as follows:

Year ended September 30, 2020	$ 22,284
Year ended September 30, 2021	22,284
Year ended September 30, 2022	21,400
Year ended September 30, 2023	18,749
Thereafter	91,536
Total	$176,253

NOTE D - NOTES PAYABLE

The Company entered into two notes payable, one with an investor and one with a vendor. Each note is for $10,000. The terms of the notes include interest at 10% per annum and a due date of June, 2020 and October, 2019, respectively.

NOTE E - INCOME TAXES

Current income taxes are based on the taxable income for the year. The Company has no current provision for income taxes due to net losses. Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences relate primarily to income recognized for tax purposes but deferred for financial reporting, in addition to different depreciation methods used for financial accounting and tax purposes.

At September 30, 2019, the Company has federal and New Jersey net operating loss carryforwards of approximately $437,800, which will begin to expire in 2032. The Company has raised capital through the issuance of capital stock. The Internal Revenue Code (the "IRC") contains limitations on the use of net operating loss carryforwards after the occurrence of a substantial ownership change as defined by IRC Section 382. Utilization of such net operating loss carryforwards may be limited if such capital raises are determined to be a change in ownership under IRC Section 382.

Deferred tax assets as of September 30, 2019 consist of approximately the following:

Net operating loss carryforwards	$304,188
Stock based compensation and other	515,183
Subtotal	819,371
Less: valuation allowance	(819,371)
Net deferred tax asset	$ 0

The Company accounts for uncertainty in income taxes in accordance with ASC 740, *"Income Taxes"*. Application of this topic involves an assessment of whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation process, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company then assess the largest amount of tax benefit that is greater than 50% likelihood of being realized upon effective settlement with the tax authority. There were no uncertain income tax positions at September 30, 2019.

NOTE F - SHAREHOLDERS' DEFICIT

Common Stock:

According to the July 2017 amendment to the Articles of Incorporation the total number of shares of all classes of stock which the Company shall have the authority to issue is 42,000,000 shares of common stock, par value $0.01 per share. That amendment also provided for a stock split of 14,000 shares of common stock for each share previously held. All share and per share amounts in this report have been retrospectively adjusted for such split.

The Company has issued shares to founders, board members and advisors throughout its existence. Substantially all of such shares were issued without cash consideration and were fully vested at the date of issuance. For tax purposes the value of such shares were deemed minimal. For financial reporting purposes, the Company used a time-based probability weighted of expected outcomes models to recognize the compensatory charge.

For the year ended September 30, 2019, the Company issued 160,713 shares, of which 160,713 shares were vested to consultants The Company records stock based compensation expense as shares of stock vested, based upon the estimated fair value of such stock at the date of issuance. The expense was $319,426 for the year ended September 30, 2019.

Certain shareholders have made capital contributions to the Company from time to time with no intention of being repaid or additional shares issued to them. Such amounts are considered Capital Contributions and part of the additional paid-in-capital balance on the accompanying balance sheet.

The Company anticipates the approval of a stock option plan at its next shareholder vote, however, as of September 30, 2019 there is no formal plan in place.

NOTE G – COMMITMENTS

1.   **Litigation:**

The Company, from time-to-time, is a defendant in actions arising in the ordinary course of business. There are no such matters outstanding as of September 30, 2019.

2.   **License:**

In July 2015, the Company entered into a license agreement with Case Western Reserve University ("Case"] for the use of certain technology related to Leptin. The license agreement requires the Company to pay Case a royalty of .75% of net sales using such technology. Further, at no cost to the Company, Case will supply materials to support the clinical development of the product. No royalties have been paid through September 30, 2019.

3.   **Compensation:**

Following a Resolution of the Board of Directors on Oct 10, 2017, Mr. Tezapsidis, is entitled to a $5,000 monthly stipend until fund raising of at least $5,000,000 for Neurotez is achieved. The funding for the stipend is provided by the board on a monthly basis, in exchange, promissory notes are issued to those board members who contribute. The promissory notes bear interest at 10% per annum and mature one year from the date of funding. Through September 30, 2019, Mr. Tezapsidis received $65,000 pursuant to such resolution. The stipend has temporarily ceased, with the last payment being made in October, 2018. No date for reestablishing payments has been set.

NOTE H – RELATED PARTY TRANSACTIONS

Nikolaos Tezapsidis, Chief Executive Officer of the Company, has provided cash advances from time to time to support the Company's operations. There are no set terms for repayment of such advances. At September 30, 2019 the balance due under such arrangements is $49,615. Mr. Tezapsidis also guarantees payment of the credit cards payable.

Financial Statements
Unaudited
September 30, 2018

Prepared For:

Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

Prepared By:

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066
848-467-3990

Kleespies, Horwitz & Associates, LLC
Certified Public Accountants
67 Walnut Avenue, Suite 203
Clark, NJ 07066

Independent Accountant's Review Report

June 11, 2019

To Board of Directors
Neurotez, Inc.
991 Highway 22, Suite 200A
Bridgewater, NJ 08807

We have reviewed the accompanying financial statements of Neurotez, Inc. (a C-corporation), which comprise the balance sheets as of September 30, 2018 and 2017, and the related statements of loss and changes in stockholders' deficit and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on Restatement Adjustments to September 30, 2017 Financial Statements

As part of our review of the September 30, 2018 financial statements, we also reviewed the adjustments described in Note I that were applied to restate the September 30, 2017 financial statements. Based on our review, we are not aware of any material modifications that should be made to the adjustments that were applied to restate the September 30, 2017 financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Kleespies, Horwitz & Associates, LLC

KLEESPIES, HORWITZ & ASSOCIATES, LLC

June 11, 2019

Neurotez, Inc.
September 30, 2018 and 2017

Table of Contents

	9/30/2018	9/30/2017 (Restated)
Assets		
Current Assets		
Cash	$ 7,533	$ 302
Total Current Assets	7,533	302
Fixed Assets		
Equipment-Lab	58,281	58,281
Computers	280	280
Total Fixed Assets	58,561	58,561
Less: Accumulated depreciation	(58,561)	(58,561)
Net Fixed Assets	-	-
Other Assets		
Patents, net of amortization	198,537	220,821
Net Other Assets	198,537	220,821
Total Assets	$ 206,070	$ 221,123

	9/30/2018	9/30/2017 (Restated)

Liabilities and Stockholders' Deficit

Current Liabilities

Accounts payable	$ 282,354	$ 318,637
Credit cards payable	50,625	48,770
Accrued expenses	6,856	2,292
Loans from stockholder	40,162	23,336
Total Current Liabilities	379,997	393,035

Long Term Liabilities

Other long term loans	26,000	20,000
Total Long Term Liabilities	26,000	20,000
Total Liabilities	405,997	413,035

Stockholders' Deficit

Common Stock, $0.01 par value, 42,000,000 shares authorized, 10,864,537 issued & outstanding at 9/30/18 and 10,284,621 issued & outstanding at 9/30/17	108,645	102,846
Additional paid-in-capital	737,946	434,549
Accumulated deficit	(1,046,518)	(729,307)
Total Stockholders' Deficit	(199,927)	(191,912)
Total Liabilities and Stockholders' Deficit	$ 206,070	$ 221,123

See Independent Accountant's Review Report

Neurotez, Inc.
Statements of Loss Unaudited
For the years ended September 30, 2018 and 2017

	9/30/2018	9/30/2017 (Restated)
Revenue	$ -	$ -
Operating Expenses		
Reseach and Development	50,419	523
Selling, general and administrative	49,653	33,387
Stock based compensation	213,487	95,840
Total Operating Expenses	313,559	129,750
Loss from Operations	(313,559)	(129,750)
Other Expenses		
Interest expense	3,419	7,603
Foreign currency translation adjustments	233	(3,199)
Total Other Expenses	3,652	4,404
Loss Before Income Taxes	(317,211)	(134,154)
Provision for Income Taxes	0	0
Net Loss	$ (317,211)	$ (134,154)

See Independent Accountant's Review Report

5

Neurotez, Inc.
Statements of Changes in Stockholders' Deficit **Unaudited**
For the years ended September 30, 2018 and 2017

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance, October 1, 2016 (Restated)	$ 96,836	$ 344,719	$ (595,153)	$ (153,598)
Stock compensation	6,010	89,830	-	95,840
Net loss	-	-	(134,154)	(134,154)
Balance, September 30, 2017 (Restated)	$ 102,846	$ 434,549	$ (729,307)	$ (191,912)
Sale of stock	952	94,257	-	95,209
Capital contributions	-	500	-	500
Stock compensation	4,847	208,640	-	213,487
Net loss	-	-	(317,211)	(317,211)
Balance, September 30, 2018	$ 108,645	$ 737,946	$ (1,046,518)	$ (199,927)

Neurotez Inc.
Statements of Cash Flows **Unaudited**
For the years ended September 30, 2018 and 2017

	9/30/2018	9/30/2017 (Restated)
Cash flows from operating activities:		
Net loss	$ (317,211)	$ (134,154)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	22,284	19,398
Stock based compensation	213,487	95,840
Changes in operating assets & liabilities:		
Increase (decrease) in:		
Accounts payable	(36,283)	16,652
Credit cards payable	1,855	(5,740)
Accrued expenses	4,564	2,000
Net Cash Used In Operating Activities	(111,304)	(6,004)
Cash flows from investing activities:		
Patent costs	-	(13,955)
Net Cash Used In Investing Activities	-	(13,955)
Cash flows from financing activities:		
Increase in shareholder loans	16,826	10,201
Increase in notes payable	6,000	10,000
Sale of common stock	95,209	-
Increase in paid in capital	500	-
Net Cash Provided by Financing Activities	118,535	20,201
Net Increase in Cash	$ 7,231	$ 242
Summary:		
Cash balance at beginning of year	$ 302	$ 60
Cash balance at end of year	7,533	302
Net Increase in Cash	$ 7,231	$ 242
Additional Information:		
Actual interest paid	-	5,497
Actual taxes paid	-	-

See Independent Accountant's Review Report

7

NOTE A - NATURE OF OPERATIONS AND LIQUIDITY

1. Nature of operations:

Neurotez, Inc. ["Neurotez" or the "Company") is a privately held Delaware corporation formed to develop safe and efficacious pharmaceuticals in the CNS [Central Nervous System) space, addressing huge unmet needs harnessing knowledge and technological advancements to select for specific subpopulations. Its flagship asset involves Memtin (a derivative of Leptin) which is being developed as replacement therapy for certain Alzheimer's disease patients ["AD"), and as a preventative remedy for a subgroup of those at risk. While this program has a potential for high impact in healthcare in the short term, the building of a fully-integrated company, with a platform including discovery efforts to proof of concept clinical trials is the Company's long term aim. Neurotez plans to manufacture Memtin and initiate Single Ascending Dose and Multiple Ascending Dose safety clinical trials soon after an IND [Investigatable New Drug) is filed with the US Food and Drug Administration.

For income tax filing purposes, Neurotez, Inc. has operated as a C-Corporation since its formation on October 11, 2005.

The Company's operations are subject to a number of factors that can affect its operating results and financial conditions. Such factors include, but are not limited to:

- the results of clinical testing and trial activities of the Company's products,
- the Company's ability to obtain regulatory approval to market its products,
- competition from products manufactured and sold or being developed by other companies,
- the price of, and demand for, Company products,
- the Company's ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products,
- and the Company's ability to raise capital.

2. Liquidity

The Company has incurred a loss from operations and has a working capital deficiency at September 30, 2018 and 2017. The Company has financed its operations since inception primarily through capital contributions from certain shareholders, a bank loan, and advances from the Chief Executive Officer. The Company has also used credit card borrowings and has obtained deferred billings from certain vendors [particularly law firms) to obtain services while additional funding is being sought. The Company received grant funding in the first few years of its existence to support research and development activities, however such grants have ceased. The Company expects to continue to generate cash outflows from operations as the Company continues its research and development process.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Basis of Presentation**

   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP],

2. **Use of estimates:**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates affecting the financial statements that are particularly significant include the inputs and model assumptions related to the valuation of stock grants and the useful life of patents. Actual results could differ from those estimates.

3. **Concentration of credit risk:**

   The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

4. **Property and equipment and depreciation:**

   Property and equipment is stated at cost less accumulated depreciation. Depreciation was computed using the straight-line method over the estimated useful lives of the related assets. All fixed assets, which consisted primarily of lab equipment and computers, were fully depreciated prior to September 30, 2015.

5. **Patents:**

   Patents are stated at cost less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the related assets, typically 15 years.

   The Company evaluates the carrying amount of its long-lived assets whenever events or changes in circumstances indicate that the assets may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset. To date, there have been no such impairment losses.

6. **Stock-based compensation:**

   The Company recognizes expense for stock-based compensation in accordance with Accounting Standards Codification ("ASC") Topic 718, *"Stock-Based Compensation".* ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires that such transactions be accounted for using a fair value based method. The estimated fair value of the stock grants is amortized over the vesting period, based on the fair value of the stock award on the date granted.

Stock-based compensation (Cont'd):

In considering the fair value of the underlying stock when the Company issues restricted stock, the Company considered several factors including the probability weighted expected funding options that the Company considers reasonably possible at various points of time. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

7. **Research and development:**

Research and development expenses consist primarily of costs associated with the preclinical studies, including obtaining the drug, and clinical trials and other expenses for research and development, supplies and development materials, costs for consultants and related research. Expenditures relating to research and development are expensed as incurred.

8. **Fair value of financial instruments:**

As of September 30, 2018 and 2017, the carrying amount of the notes payable approximates the fair value of such instruments based upon the best estimate of interest rates that would be available to the Company for similar debt obligations with similar maturities.

9. **Income taxes:**

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC Topic 740, *"Income Taxes".* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in future periods.

The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial Statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.

The Company is subject to taxation in the United States and the State of New Jersey. As of September 30, 2018, the Company's tax years for September 30, 2015, 2016 and 2017 are subject to examination by the tax authorities. With few exceptions, as of September 30, 2018, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before September 30, 2015.

10. Recent accounting pronouncements:

In March 2016, the FASB issued ASU 2016-09, *"Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting".* The amendments simplify the accounting for employee share-based payments, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments also simplify two areas specific to private companies, practical expedient for expected term and intrinsic value. The ASU will be effective for annual periods beginning after December 15, 2017. The Company is in the process of assessing the impact of this ASU on the financial statements.

In August 2016, the FASB issued ASU 2016-15, *"Classification of Certain Cash Receipts and Cash Payments".* ASU 2016-15 clarifies how certain cash receipts and payments should be presented in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2018 with early adoption permitted. The Company is in the process of evaluating the future impact of ASU 2016-15 on the financial statements.

In May 2017, the FASB issued ASU 2017-09, *"Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting".* This update clarifies the changes to terms or conditions of a share- based payment award that require an entity to apply modification accounting. ASU 2017-09 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. Early application is permitted and prospective application is required. The Company does not expect that the adoption of this guidance will have a significant impact on the Company's financial position, results of operations or cash flows.

11. Subsequent events:

The Company has evaluated subsequent events through June 11, 2019, which is the date the financial statements were available to be issued.

NOTE C - PATENTS

Patents are amortized over 15 years and consist of the following as of September 30, 2018:

Cost	$334,274
Accumulated Amortization	(135,737)
Net Value	$198,537

Amortization expense for the years ended September 30, 2018 and 2017 were $22,284 and $19,398, respectively.

C – PATENTS (CONT'D)

Expected amortization over the next five years is as follows:

Year ended September 30, 2019	$ 22,284
Year ended September 30, 2020	22,284
Year ended September 30, 2021	22,284
Year ended September 30, 2022	21,400
Thereafter	110,285
Total	$198,537

NOTE D - NOTES PAYABLE

The Company entered into two notes payable, one with an investor and one with a vendor. Each note is for $10,000. The terms of the notes include interest at 10% per annum and a due date of June, 2020 and October, 2019, respectively.

NOTE E - INCOME TAXES

Current income taxes are based on the taxable income for the year. The Company has no current provision for income taxes due to net losses. Deferred income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences relate primarily to income recognized for tax purposes but deferred for financial reporting, in addition to different depreciation methods used for financial accounting and tax purposes.

At September 30, 2018, the Company has federal and New Jersey net operating loss carryforwards of approximately $334,000, which will begin to expire in 2032. The Company has raised capital through the issuance of capital stock. The Internal Revenue Code (the "IRC") contains limitations on the use of net operating loss carryforwards after the occurrence of a substantial ownership change as defined by IRC Section 382. Utilization of such net operating loss carryforwards may be limited if such capital raises are determined to be a change in ownership under IRC Section 382.

Deferred tax assets as of September 30, 2018 consist of approximately the following:

Net operating loss carryforwards	$162,150
Stock based compensation and other	43,706
Subtotal	(205,856)
Less: valuation allowance	(205,856)
Net deferred tax asset	$ 0

The Company accounts for uncertainty in income taxes in accordance with ASC 740, *"Income Taxes"*. Application of this topic involves an assessment of whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation process, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company then assess the largest amount of tax benefit that is greater than 50% likelihood of being realized upon effective settlement with the tax authority. There were no uncertain income tax positions at September 30, 2018 and 2017.

NOTE F - SHAREHOLDERS' DEFICIT

Common Stock:

According to the July 2017 amendment to the Articles of Incorporation the total number of shares of all classes of stock which the Company shall have the authority to issue is 42,000,000 shares of common stock, par value $0.01 per share. That amendment also provided for a stock split of 14,000 shares of common stock for each share previously held. All share and per share amounts in this report have been retrospectively adjusted for such split.

The Company has issued shares to founders, board members and advisors throughout its existence. Substantially all of such shares were issued without cash consideration and were fully vested at the date of issuance. For tax purposes the value of such shares were deemed minimal. For financial reporting purposes, the Company used a time-based probability weighted of expected outcomes models to recognize the compensatory charge.

For the year ended September 30, 2017, the Company issued 601,021 shares to consultants, which are fully vested. For the year ended September 30, 2018, the Company issued 579,916 shares, of which 484,707 shares were vested to consultants.   The company sold 95,209 shares for $95,209, net of costs of $4,665 pursuant to a crowdfunding campaign in February, 2018 The Company records stock based compensation expense as shares of stock vest, based upon the estimated fair value of such stock at the date of issuance. The expense was $213,487 and $95,840 for the years ended September 30, 2018 and 2017, respectively.

Certain shareholders have made capital contributions to the Company from time to time with no intention of being repaid or additional shares issued to them. Such amounts are considered Capital Contributions and part of the additional paid-in-capital balance on the accompanying balance sheet.

The Company anticipates the approval of a stock option plan at its next shareholder vote, however, as of September 30, 2018 there is no formal plan in place.

NOTE G – COMMITMENTS

1. **Litigation:**

   The Company, from time-to-time, is a defendant in actions arising in the ordinary course of business. There are no such matters outstanding as of September 30, 2018.

2. **License:**

   In July 2015, the Company entered into a license agreement with Case Western Reserve University ("Case"] for the use of certain technology related to Leptin. The license agreement requires the Company to pay Case a royalty of .75% of net sales using such technology. Further, at no cost to the Company, Case will supply materials to support the clinical development of the product. No royalties have been paid through September 30, 2018.

NOTE G – COMMITMENTS (CONT'D)

3.   **Compensation:**

Following a Resolution of the Board of Directors on Oct 10, 2017, Mr. Tezapsidis, is entitled to a $5,000 monthly stipend until fund raising of at least $5,000,000 for Neurotez is achieved. The funding for the stipend is provided by the board on a monthly basis, in exchange, promissory notes are issued to those board members who contribute. The promissory notes bear interest at 10% per annum and mature one year from the date of funding. Through September 30, 2018, Mr. Tezapsidis received $60,000 pursuant to such resolution. The stipend has temporarily ceased, with the last payment being made in October, 2018. No date for reestablishing payments has been set.

NOTE H – RELATED PARTY TRANSACTIONS

Nikolaos Tezapsidis, Chief Executive Officer of the Company, has provided cash advances from time to time to support the Company's operations. There are no set terms for repayment of such advances. At September 30, 2018 the balance due under such arrangements is $40,162 and at September 30, 2017 the balance due was $23,336.   Mr. Tezapsidis also guarantees payment of the credit cards payable.

NOTE I – PRIOR-PERIOD ADJUSTMENTS

During the year ended September 30, 2018, an error in the number of shares outstanding was detected, which also resulted in a correction of the amount reported for common stock and additional paid in capital previously reported. Accordingly, an adjustment of $94,250 was made during fiscal year ended September 30, 2017 to increase common stock issued.